EXHIBIT 99 -- PRESS RELEASE

FIRST FINANCIAL BANCORP AND BANK OF LODI, NA

PRESS RELEASE

For Immediate Release

January 26, 1996

Contact Person:  Leon Zimmerman, Bank of Lodi, NA, President and CEO

First Financial Bancorp Declares Cash Dividend

The First Financial Bancorp Board of Directors has declared a cash dividend of $.05 per share, payable February 28, 1996 to shareholders of record of February 15, 1996. This is the fourth consecutive quarterly dividend declarded by First Financial Bancorp, marking the first full year in the company's history that quarterly dividends have been paid.

Although earnings for the year ended 1995 will not be released until late February, 1995 earnings are expected to be approximately $840 thousand and represent a significant increase over 1994. First Financial Bancorp's wholly-owned subsidiary, Bank of Lodi, experienced significant improvments in financial performance during 1995, including growth in net interest income, a reduced provision for loan losses, and lower noninterest expenses.

END